SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

(Name of Issuer)

Ordinary shares of nominal value of €0.50 per share

(Title and Class of Securities)

1912EP104

(CUSIP Number)

June 24, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SEC 1745(12-02)

CUSIP No. 1912EP104		13G

1	Name of Reporting Person Kar-Tess Holding S.A. I.R.S. Identification No. of Above Person None

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 192,920,351*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 192,920,351*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 192,920,351*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 52.98%**

12	Type of Reporting Person CO

CUSIP No. 1912EP104		13G

1	Name of Reporting Person Severine Ltd. I.R.S. Identification No. of Above Person None

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization St. Vincent & The Grenadines

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.00%

12	Type of Reporting Person CO

CUSIP No. 1912EP104		13G

1	Name of Reporting Person George A. David I.R.S. Identification No. of Above Person Not Applicable

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 192,920,351*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 192,920,351*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 192,920,351*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 52.98%**

12	Type of Reporting Person IN

CUSIP No. 1912EP104		13G

1	Name of Reporting Person Anastasios P. Leventis I.R.S. Identification No. of Above Person Not Applicable

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 192,920,351*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 192,920,351*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 192,920,351*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 52.98%**

12	Type of Reporting Person IN

CUSIP No. 1912EP104		13G

1	Name of Reporting Person Haralambos K. Leventis I.R.S. Identification No. of Above Person Not Applicable

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 192,920,351*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 192,920,351*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 192,920,351*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 52.98%**

12	Type of Reporting Person IN

CUSIP No. 1912EP104		13G

1	Name of Reporting Person Anastassis David I.R.S. Identification No. of Above Person None

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 192,920,351*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 192,920,351*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 192,920,351*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 52.98%**

12	Type of Reporting Person IN

CUSIP No. 1912EP104	13G

Explanatory Note

This Amendment No. 6 to Schedule 13G (this “Amendment”) amends and restates in its entirety Amendment No. 5 to Schedule 13G filed with the Securities and Exchange Commission on February 16, 2010 (“Amendment No. 5”) on behalf of Kar-Tess Holding S.A., Severine Ltd., Mr. George A. David, Mr. Anastasios P. Leventis, Mr. Haralambos K. Leventis and Mr. Anastassis David (collectively, the “Reporting Persons”) with respect to the ordinary shares issued by the Coca-Cola Hellenic Bottling Co. (“CCHBC Shares”).  The Reporting Persons are filing this Amendment to correct the following immaterial errors in Amendment No. 5:

•                 Amendment No. 5 incorrectly reported the number of shares beneficially owned by each of the Reporting Persons, with the exception of Severine Ltd., as 192,884,671.  The correct number of shares for each such entity should have been reported as 192,920,351*.  Severine Ltd.’s holdings were reported correctly in Amendment No. 5.

•                 Amendment No. 5 incorrectly reported the percentage of shares beneficially owned by each of the Reporting Persons, with the exception of Severine Ltd., as 52.89%.  The correct percentage of shares beneficially owned by each such entity should have been reported as 52.94% in Amendment No. 5.  As of the date of filing of this Amendment, the correct percentage of shares beneficially owned by each of the Reporting Persons, with the exception of Severine Ltd., is 52.98%**.  Severine Ltd.’s holdings were reported correctly in Amendment No. 5.

•                 Item 5 of Amendment No. 5 failed to reflect the disclosure contained in Item 4(b) that Severine Ltd. was no longer a 5% holder of CCHBC Shares and thus no longer may be deemed a member of the group referenced therein.

*Consists of 107,808,273 shares held by Kar-Tess Holding S.A. and 85,112,078 shares held by the Coca-Cola Entities.

**Calculated based on 364,136,669 shares of the Issuer’s common stock outstanding as of April 29, 2010, which is the most current data of which the Reporting Persons are aware.

Item 1(a)                                                 Name of Issuer:

Coca-Cola Hellenic Bottling Company S.A. (“CCHBC”)

Item 1(b)                Address of Issuer’s Principal Executive Offices:

9 Fragoklissias Street
151 25 Maroussi
Athens, Greece

Item 2(a).                                              Name of Person(s) Filing:

This Amended Schedule 13G is filed on behalf of the Reporting Persons as defined above, a group which includes Kar-Tess Holding S.A., Severine Ltd., Mr. George A. David, Mr. Haralambos K. Leventis, Mr. Anastasios P. Leventis and Mr. Anastassis David, with respect to the CCHBC Shares.  Of the Reporting Persons, only Kar-Tess Holding S.A. directly owns CCHBC Shares as of December 31, 2009.  Severine Ltd. sold all of the CCHBC Shares that it owned beneficially and of record in the open market on June 24, 2009 (31,578 shares), June 25, 2009 (25 shares) and July 2, 2009 (4,077 shares).  The proceeds from this sale were then transferred to Kar-Tess Holding S.A. and used to purchase 36,000 CCHBC Shares in open

CUSIP No. 1912EP104	13G

market purchases on or about July 3, 2009, for a net increase of 320 CCHBC Shares beneficially owned by the Reporting Persons, other than Severine Ltd.  With the exception of Severine Ltd., which with the sale of their CCHBC Shares ceased to be a Reporting Person, all of the Reporting Persons along with The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd, Refreshment Product Services, Inc. and CCHBC Grouping, Inc. (the “Coca-Cola Company Entities”) may be deemed as a group to have beneficial ownership of CCHBC Shares at December 31, 2009 as a result of Kar-Tess Holding S.A. (the “Kar-Tess Group”) and the Coca-Cola Companies Entities being signatories to the Shareholders’ Agreement, dated November 3, 1999, as amended (the “Shareholders’ Agreement”), a copy of which is attached as Exhibit 3.1, and the first amendment thereto, dated March 3, 2000, which is attached as Exhibit 3.2 to the Form 20-F filed by CCHBC with the U.S. Securities and Exchange Commission (“SEC”) on September 30, 2002, and declared effective with the SEC on October 8, 2002, the second amendment thereto, dated August 7, 2003, which is attached as Exhibit 9.3 to the Registration Statement on Form F-4, filed by CCHBC and Coca-Cola HBC Finance B.V. with the SEC on November 13, 2003 and declared effective with the SEC on December 19, 2003 and the Amended and Restated Shareholders’ Agreement (the “Amended and Restated Shareholders’ Agreement”) dated December 29, 2008, between Kar-Tess Holding S.A. and the Coca-Cola Company Entities.  On December 29, 2008, Kar-Tess Holding S.A. and the Coca-Cola Company Entities entered into the Amended and Restated Shareholders’ Agreement, which amends and restates in its entirety the Shareholders’ Agreement and the first amendment and second amendment thereto.  The Amended and Restated Shareholders’ Agreement extends the Shareholders’ Agreement until December 31, 2018 and also restricts the sale of ordinary shares held in CCHBC owned by Kar-Tess Holding S.A. and the Coca-Cola Company Entities.  Under the Amended and Restated Shareholders’ Agreement, the combined holdings of Kar-Tess Holding S.A. and the Coca-Cola Company Entities will not fall below 44%, or 40% after December 31, 2013.  However, Kar-Tess Holding S.A. and the Coca-Cola Company Entities have also agreed in the Amended and Restated Shareholders’ Agreement that in the event a party seeks to reduce the combined shareholding below such level they will negotiate in good faith an agreement that allows transfer of CCHBC Shares below this minimum threshold provided that they continue to jointly control CCHBC.

The Amended and Restated Shareholders’ Agreement includes, among other things, the following restrictions on Kar-Tess Holding S.A. and the Coca-Cola Company Entities:

Restrictions on Transfer

The Amended and Restated Shareholders’ Agreement prohibits any sale of CCHBC Shares owned by Kar-Tess Holding S.A. or the Coca-Cola Company Entities if, as a result of such sale, (i) the combined shareholdings of Kar-Tess Holding S.A. and the Coca-Cola Company Entities would not exceed 44% (40% after December 31, 2013), (ii) the shareholding of the Coca-Cola Company Entities would not exceed 22% (20% after December 31, 2013) or (iii) the shareholding of Kar-Tess Holding S.A. would not exceed 22% (20% after December 31, 2013), of the outstanding shares of CCHBC.  However, Kar-Tess Holding S.A. and the Coca-Cola Company Entities have also agreed to negotiate in good faith an agreement that allows transfer of CCHBC Shares below the 44% (40% after December 31, 2013) minimum threshold provided that they continue to jointly control CCHBC in the event a party seeks to reduce the combined shareholding below such level.

Kar-Tess Holding S.A. will give the Coca-Cola Company Entities ten days prior notice of any proposed acquisition of CCHBC Shares by Kar-Tess Holding S.A. or its affiliates, and the Coca-Cola Company Entities will give Kar-Tess Holding S.A. ten days prior notice of any proposed acquisition of CCHBC Shares by the Coca-Cola Company Entities or their affiliates.  In the event of a tied vote of the board of directors of CCHBC, the Chairman of the board of directors of CCHBC shall have the deciding vote.

CUSIP No. 1912EP104	13G

Composition of CCHBC Board of Directors

Kar-Tess Holding S.A. and the Coca-Cola Company Entities agreed in the Amended and Restated Shareholders’ Agreement that the composition of the board of directors of CCHBC would be twelve directors, comprising:

•                 two directors designated by the Coca-Cola Company Entities;

•                 four directors, including the chairman of the board of directors, designated by Kar-Tess Holding S.A.; and

•                 the remaining directors jointly designated by Kar-Tess Holding S.A. and the Coca-Cola Company Entities.

Kar-Tess Holding S.A. and the Coca-Cola Company Entities have also agreed to cast the votes attaching to their CCHBC Shares so that each other’s nominees are elected to the CCHBC board of directors and, in the event that there are more or less than twelve directors on the CCHBC board, so that Kar-Tess Holding S.A. and the Coca-Cola Company Entities maintain their respective proportional representation on the CCHBC board of directors.

Decisions of the CCHBC Board of Directors

Kar-Tess Holding S.A. and the Coca-Cola Company Entities have agreed to seek to convene an extraordinary general meeting of the CCHBC shareholders to replace the CCHBC board of directors in the event a resolution is passed by the CCHBC board of directors in circumstances where a representative director of either Kar-Tess Holding S.A. or the Coca-Cola Company Entities has voted against such resolution to:

•                 engage in any business other than the bottling of beverages and any business incidental to this business;

•                 incur any indebtedness, including in the form of guarantees, or approve capital expenditures in excess of  €30 million;

•                 enter into any arrangements providing for payments or other consideration in excess of €30 million;

•                 sell, lease, exchange, transfer or otherwise dispose of all or substantially all of the CCHBC assets or sell the majority of the value of the CCHBC assets, if not in the ordinary course of business, unless such sale is in connection with a sale-leaseback transfer;

•                 appoint or dismiss the managing director of CCHBC; or

•                  approve the CCHBC annual budget and annual business plan.

Shareholder Approvals

Kar-Tess Holding S.A. and the Coca-Cola Company Entities have agreed to consult before every vote and to vote against any proposal where either of them has indicated its intention to reject such proposal, on any of the following matters:

•                 a modification of the CCHBC articles of association;

CUSIP No. 1912EP104	13G

•                 any increase or decrease of the CCHBC share capital;

•                 the merger or consolidation of CCHBC with or into another company;

•                 the liquidation or dissolution of CCHBC; or

•                 the general assignment for the benefit of creditors of, or the appointment of a custodian, receiver or trustee for all or any part of the CCHBC assets.

Termination

The Amended and Restated Shareholders’ Agreement will remain in force unless there is a breach of the Amended and Restated Shareholders’ Agreement and the non-breaching party elects to terminate the agreement, Kar-Tess Holding S.A. and the Coca-Cola Company Entities agree in writing to terminate the agreement or CCHBC ceases to exist.  The Amended and Restated Shareholders’ Agreement will have a five year term and expire on December 31, 2013, with an automatic renewal for a further five year term expiring on December 31, 2018.  After December 31, 2018, the Amended and Restated Shareholders’ Agreement may be terminated by either Kar-Tess Holding S.A. or the Coca-Cola Company Entities on three months’ written notice.

Notwithstanding the termination of the Amended and Restated Shareholders’ Agreement, for so long as any of Kar-Tess Holding S.A. or the Coca-Cola Company Entities is a shareholder in CCHBC, each of Kar-Tess Holding S.A. and the Coca-Cola Company Entities will vote their CCHBC Shares against any proposal to liquidate or dissolve CCHBC unless they have separately agreed to the contrary.

Mr. George A. David, Mr. Haralambos K. Leventis, Mr. Anastasios P. Leventis and Mr. Anastassis David each expressly disclaim any beneficial ownership interest in CCHBC Shares owned by Kar-Tess Holding S.A., and the filing of this Schedule 13G shall not be construed as an admission that they are the beneficial owners of CCHBC Shares owned by Kar-Tess Holding S.A..  The Reporting Persons each also expressly disclaim any beneficial ownership interest in CCHBC Shares owned by the Coca-Cola Company Entities and the filing of this Schedule 13G shall not be construed as an admission that they are the beneficial owners of the CCHBC Shares owned by the Coca-Cola Company Entities.  As disclosed above, Severine Ltd. sold all of its shares in CCHBC in the open market on June 24, 2009, June 25, 2009 and July 2, 2009 and thus no longer may be deemed a member of the above-referenced group.

Item 2(b).               Address of Principal Business Office:

The principal business office of Kar-Tess Holding S.A. is 21, Boulevard de la Pétrusse, Boite Postale 436, L-2014 Luxembourg.  The principal business office of Severine Ltd. is Trust House, 112 Bonadie Street, Kingstown, St. Vincent.  The principal business office of George A. David is 9 Fragoklissias Str., 15 125 Maroussi, Athens, Greece.  The principal business office of Anastasios P. Leventis is West Africa House, Hanger Lane, W5 3QR Ealing, London, England.  The principal business office of Haralambos K. Leventis is West Africa House, Hanger Lane, W5 3QR Ealing, London, England.  The principal business office of Anastassis David is 9, Fragoklissias Str., 151 25 Maroussi, Athens, Greece.

Item 2(c).                Citizenship:

Kar-Tess Holding S.A. — Luxembourg

Severine Ltd. — St. Vincent & The Grenadines

George A. David — United Kingdom

Anastasios P. Leventis — United Kingdom

CUSIP No. 1912EP104	13G

Haralambos K. Leventis — United Kingdom

Anastassis David — United Kingdom

Item 2(d).               Title of Class of Securities:

Ordinary shares of nominal value of €0.50 per share.  CCHBC ordinary shares are traded in the United States in the form of American Depositary Shares (“ADSs”).  Each ADS represents one ordinary share.  The ADSs are evidenced by American Depositary Receipts, which are traded on The New York Stock Exchange.

Item 2(e).                                              CCHBC ordinary shares represented by American Depositary Shares have the following CUSIP Number:  1912EP104.

Item 3.                                                            Not applicable.

Item 4(a).                                Amount Beneficially Owned:

As of December 31, 2009, Kar-Tess Holding S.A. may be deemed the beneficial owner of 192,920,351* CCHBC ordinary shares.

As of December 31, 2009, Severine Ltd. is the beneficial owner of no CCHBC ordinary shares.  As of July 2, 2009, Severine Ltd. sold all of its shares in CCHBC and thus no longer may be deemed to be a member of the group.

As of December 31, 2009, George A. David may be deemed the beneficial owner of 192,920,351* CCHBC ordinary shares.

As of December 31, 2009, Anastasios P. Leventis may be deemed the beneficial owner of 192,920,351* CCHBC ordinary shares.

As of December 31, 2009, Haralambos K. Leventis may be deemed the beneficial owner of 192,920,351* CCHBC ordinary shares.

As of December 31, 2009, Anastassis David may be deemed the beneficial owner of 192,920,351* CCHBC ordinary shares.

Item 4(b).               Percent of Class:

The Reporting Persons may be deemed to beneficially own approximately 52.98%** of the total outstanding number of CCHBC ordinary shares, based upon the number of CCHBC ordinary shares outstanding on April 29, 2010, which is the most current data of which the Reporting Persons are aware.

Mr. George A. David, Mr. Haralambos K. Leventis, Mr. Anastasios P. Leventis and Mr. Anastassis David each expressly disclaim any beneficial ownership interest in CCHBC ordinary shares owned by Kar-Tess Holding S.A., and the filing of this Schedule 13G shall not be construed as an admission that they are the beneficial owners of CCHBC ordinary shares owned by Kar-Tess Holding S.A.  The Reporting Persons each also expressly disclaim any beneficial ownership interest in CCHBC ordinary shares owned by the Coca-Cola Company Entities and the filing of this Schedule 13G shall not be construed as an admission that they are the beneficial owners of the CCHBC ordinary shares owned by the Coca-Cola Company Entities.  As disclosed above, Severine Ltd. sold all of its shares in CCHBC in the open market on June

CUSIP No. 1912EP104	13G

24, 2009, June 25, 2009 and July 2, 2009 and thus no longer may be deemed a member of the above-referenced group.

Item 4(c).                Number of shares as to which Kar-Tess Holding S.A. has:

(i)        sole power to vote or direct the vote:  0

(ii)       shared power to vote or to direct the vote:  192,920,351*

(iii)      the sole power to dispose of or to direct the disposition of:  0

(iv)     shared power to dispose of or to direct the disposition of:  192,920,351*

Number of shares as to which Severine Ltd. has:

(i)        sole power to vote or direct the vote:  0

(ii)       shared power to vote or to direct the vote:  0

(iii)      sole power to dispose of or to direct the disposition of:  0

(iv)     shared power to dispose of or to direct the disposition of:  0

Number of shares as to which George A. David has:

(i)        sole power to vote or direct the vote:  0

(ii)       shared power to vote or to direct the vote:  192,920,351*

(iii)      sole power to dispose of or to direct the disposition of:  0

(iv)     shared power to dispose of or to direct the disposition of:  192,920,351*

Number of shares as to which Anastasios P. Leventis has:

(i)        sole power to vote or direct the vote:  0

(ii)       shared power to vote or to direct the vote:  192,920,351*

(iii)      sole power to dispose of or to direct the disposition of:  0

(iv)     shared power to dispose of or to direct the disposition of:  192,920,351*

Number of shares as to which Haralambos K. Leventis has:

(i)        sole power to vote or direct the vote:  0

(ii)       shared power to vote or to direct the vote:  192,920,351*

(iii)      sole power to dispose of or to direct the disposition of:  0

(iv)     shared power to dispose of or to direct the disposition of:  192,920,351*

Number of shares as to which Anastassis David has:

(i)        sole power to vote or direct the vote:  0

(ii)       shared power to vote or to direct the vote:  192,920,351*

(iii)      sole power to dispose of or to direct the disposition of:  0

(iv)     shared power to dispose of or to direct the disposition of:  192,920,351*

Item 5.                                                             Ownership of Five Percent or Less of a Class:

If this statement is being used to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:   ☒

As disclosed above, as of July 2, 2009, Severine Ltd. sold all of its shares in CCHBC and thus no longer may be deemed to be a member of the group above-referenced.

CUSIP No. 1912EP104	13G

Item 6.                                                            Ownership of More than Five Percent on Behalf of Another Person:

No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of CCHBC ordinary shares covered by this Schedule 13G.

Item 7.                                                            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.                                                            Identification and Classification of Members of the Group:

The Reporting Persons, with the exception of Severine Ltd., may be deemed to be a part of a group of persons, listed on Exhibit 1, jointly holding beneficial ownership of CCHBC ordinary shares.  The Reporting Persons are not responsible for the completeness and accuracy of the information concerning the Coca-Cola Company Entities.

Item 9.                                                            Notice of Dissolution of the Group:

See response to Item 2(a) with respect to the removal of Severine Ltd. from the group of persons jointly filing this Schedule 13G.

CUSIP No. 1912EP104	13G

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May, 18, 2010	KAR-TESS HOLDING S.A.

	By	/s/ George A. David
Name: George A. David
Title: Director

Date: May, 24, 2010	By	/s/ Anastasios P. Leventis
Name: Anastasios P. Leventis
Title: Director

Date: May, 18, 2010	SEVERINE LTD.

	By	/s/ Ryan Rudolph
Name: Ryan Rudolph
Title: Authorized Secretary

Date: May, 24, 2010		/s/ Anastasios P. Leventis
Anastasios P. Leventis

Date: May, 24, 2010		/s/ Haralambos K. Leventis
Haralambos K. Leventis

Date: May, 18, 2010		/s/ Anastassis David
Anastassis David

Date: May, 18, 2010		/s/ George A. David
George A. David

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Exhibit Index

Exhibit 1                                                  List of Group Members provided in response to Item 8 of this Schedule 13G.